

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Third Quarter Fiscal 2019 Financial Results

October 9, 2019 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the third quarter ended August 31, 2019. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Highlights

- Strong working capital position of $23.2 million and cash on hand of $26.9 million.

- Public release of the Ambler Mining District Industrial Access Project or Ambler Road ("AMDIAP") draft Environmental Impact Statement ("EIS") by the United States Bureau of Land Management ("BLM").

- Geotechnical drilling completed at Arctic for feasbility level studies with the goal of completing the feasibility study in the first half of 2020.

- Exploration drilling substantially completed during the quarter at Bornite.

- Regional exploration completed at the Sunshine prospect.

Outlook and Project Activities

Ambler Mining District Industrial Access Project

In a press release dated August 23, 2019, the Company announced the public release of the draft EIS for the Ambler access road by the BLM. This is a critical milestone for the permitting of the AMDIAP in relation to further exploration and development of the Ambler Mining District. The BLM, which is the lead agency for the permitting of the AMDIAP, has now completed the draft EIS which has been posted on the BLM website. The next step is a public comment period. Comments on the draft EIS will be accepted through October 29, 2019.

Arctic Project

During the third quarter ended August 31, 2019, we drilled 11 holes at the Arctic Project resulting in approximately 2,411 meters drilled, utilizing two rigs from Tuuq Drilling LLC ("Tuuq"). Tuuq is owned by NANA Development Corporation. The Company anticipates announcing drill results from the 2019 Arctic drill program during the fourth quarter of 2019. Work at the Arctic deposit commenced in late June with a view of completing feasibility level geotechnical and hydrology work. The main goal of this year's work program was to complete



engineering and environmental studies to prepare a National Instrument 43-101 compliant feasibility study which results are anticipated to be released in the first half of 2020. Work is also being done to prepare the Arctic Project for permitting, which we expect to commence in 2020. The permitting preparation work being carried out will support Federal, State and Borough permitting requirements.

Bornite Project

The main goal of the 2019 drill program was to drill approximately 8,000 meters within 12 holes, including both infill and expansion drilling. Exploration activities commenced at the beginning of June with 7,598 meters within 10 holes of drilling completed through to August 31, 2019. In a press release dated September 10, 2019, the Company announced assay results on 4 holes comprising approximately 3,014 meters from the recently completed 7,610-meter drill campaign. The Company anticipates announcing further drill results from the 2019 Bornite drill program during the fourth quarter of 2019.

Regional Exploration Project

District-wide Versatile Time Domain Electromagnetic ("VTEM") and Z – Axis Tipper Electromagnetic ("ZTEM") helicopter airborne geophysical surveys were completed this spring along the entire 100-kilometer long belt of the favorable stratigraphy hosting known polymetallic volcanogenic-massive sulphide ("VMS") deposits, as well as the areas around the Bornite deposit and the surrounding Cosmos Hills area. The surveys were flown by Geotech Ltd. and the data is currently being re-processed by Resource Potential PTY Ltd. The new VTEM and ZTEM surveys have been integrated into our dataset of historical drilling accumulated over a 40-year period of exploration, all of which has been geo-referenced into an integrated GIS database.

The exploration drilling completed during the field season targeted the Sunshine prospect, which is approximately eight miles (13 kilometers) from the Arctic Project. In a press release dated September 10, 2019, the Company announced assay results for one drill hole from the Sunshine prospect comprising 161 meters of the 1,357 meter, six-hole drill campaign at this prospect. The Company anticipates announcing further drill results from the 2019 regional exploration program during the fourth quarter of 2019.

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Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars,
except for per share amounts

	Three months ended		Nine months ended	
Selected expenses	**August 31, 2019** $	**August 31, 2018** $	**August 31, 2019** $	**August 31, 2018** $
General and administrative	435	376	1,363	1,175
Mineral properties expense	10,951	9,051	15,392	12,657
Professional fees	414	13	658	286
Salaries	272	286	835	738
Salaries – stock-based compensation	402	204	3,005	1,277
Investor relations	164	59	456	261
Loss and comprehensive loss for the period	12,535	9,920	21,380	16,530
Basic and diluted loss per common share	$0.09	$0.08	$0.16	$0.14

For the three - month period ended August 31, 2019, Trilogy reported a net loss of $12.5 million (or $0.09 basic and diluted loss per common share) which was higher than the net loss of $9.9 million for the comparative period in 2018 (or $0.08 basic and diluted loss per common share). This variance was primarily due to an increase in mineral properties expense due to the size, scope and timing of the field program versus the comparative three – month period.

The $1.9 million difference in mineral properties expense consists of the following changes. During the three months ended August 31, 2019, we completed 2,411 meters (2018 – 593 meters) of drilling at the Arctic project, 7,598 meters (2018 – 7,707 meters) at the Bornite project and executed a new regional exploration drilling program of approximately 1,357 meters. As a result, we incurred increased drilling costs of $1.1 million and increased project supporting costs of $0.6 million (including camp operation, logistics and personnel). The remaining variance in mineral properties expense consists of an increase of $0.4 million in engineering costs related to the feasibility study and the geotechnical study for the Arctic project, an increase of $0.1 million in geochemistry costs associated with drill assay testing, all offset by a $0.3 million decrease in geophysics and environment related costs.

Other differences noted for the comparable periods were: i) a slight increase in general and administrative expenses in the current period; ii) an increase of $0.4 million in professional fees due to increased legal fees; iii) an increase of $0.2 million in stock-based compensation due to a higher share price contributing to a higher fair value vesting for previously granted stock options, RSUs and DSUs; and iv) an increase of $0.1 million in investor relations expenses due to the Company's increased level of marketing activity including attendance at more investor conferences and meetings in the current period.

For the nine - month period ended August 31, 2019, Trilogy reported a net loss of $21.4 million (or $0.16 basic and diluted loss per common share) compared to a net loss of $16.5 million for the corresponding period in 2018 (or $0.14 basic and diluted loss per common share).

The $2.7 million increase in mineral properties expense in relation to the comparative nine - month period ended August 31, 2018 consist of the following changes. Due to the increased

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size and scope of the 2019 field program, we drilled 3,066 more meters for the nine - months ended August 31, 2019 in contrast to the comparative period, resulting in an increase of $1.1 million in drilling costs. Project support and personnel costs increased by $1.1 million and includes $0.5 million in VTEM and ZTEM airborne survey costs, for which there are no prior year comparatives. The remaining variance in mineral properties expense consists of an increase of $0.5 million in engineering costs and an increase of $0.3 million in geochemistry costs, all offset by a decrease of $0.3 million in geophysics costs.

Other differences noted for the comparable periods were: i) an increase of $0.2 million in general and administration costs primarily due to increased stock exchange fees, office computer hardware and software, and travel costs; ii) a slight increase in salaries; iii) an increase of $0.2 million in investor relations expenses due to the Company's increased level of marketing activity including attendance at more investor conferences and meetings during the nine - month period ended August 31, 2019; iv) an increase of $0.4 million in professional fees due to increased legal fees; and v) an increase of $1.7 million in stock-based compensation due to a higher share price contributing to a greater fair value amortization of stock options, RSUs and DSUs granted during the nine - month period ended August 31, 2019.

Liquidity and Capital Resources

At August 31, 2019, we had $26.9 million in cash and cash equivalents and working capital of $23.2 million. During the three-month period ended August 31, 2019, the Company received proceeds of approximately $9.9 million as a result of an exercise of 6,521,740 warrants.

The increase in cash was a result of fully receiving the $9.2 million Year 3 funding from South32, an additional $1.0 million for the regional exploration program and an injection of $9.9 million upon exercise of all warrants. These cash inflows were offset by $15.4 million in mineral properties expense, $3.3 million in cumulative general and administrative expenses, investor relations, professional fees, salaries and $2.5 million in cash savings from changes in net non-cash working capital. The increase in working capital for the period was a result of higher accounts payable and prepaid balances, offset by a higher accounts receivable balance as at August 31, 2019.

We expended $15.8 million on operating activities during the nine months ended August 31, 2019 compared with $14.6 million for operating activities for the same period in 2018. Most cash spent on operating activities during all periods was expended on mineral property expenses, general and administrative, salaries and professional fees.

The Company continues to fund its cash expenditures through its working capital. As the Company is not currently in production, the Company will need to raise additional funds to support its operations and administration expenses in the future. Future sources of liquidity may include debt financing, equity financing, convertible debt, exercise of options, or other means. The continued operations of the Company are dependent on its ability to obtain additional financing or to generate future cash flows.

All cash generated from investing activities during the nine months ended August 31, 2019 were from the South 32 Option Agreement funding of $10.2 million (2018 - $10.4 million) and there were no proceeds from the sale of investments (2018 - $2.3 million) as all Gold Mining Inc. shares were full disposed during fiscal 2018. During the nine months ended August 31, 2019, $9.9 million in cash was generated from financing activities (2018 - $26.9

million).

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation, that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
Vice President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statement under Outlook and Project Activities, anticipated timing and results of a feasibility study on the Arctic Project, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the Upper Kobuk Mineral Projects, including permitting and drill results, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

Estimates of mineralization and other technical information have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Canadian standards, including NI 43-101, differ significantly from the current requirements of the SEC, and information on mineral deposits contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves", and the requirements for "reserves" under NI 43-101 are also not the same as those under SEC rules. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Accordingly, information concerning mineral deposits set forth in this press release may not be comparable with information made public by companies that report in accordance with U.S. standards.